Mail Stop 0308 							October 6, 2004

VIA U.S. MAIL AND FACSIMILE

Maxine Clark
Chairman of the Board
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

Re:	Build-A-Bear Workshop, Inc.
Registration Statement on Form S-1
File No. 333-118142, Amended October 1, 2004

Dear Ms. Clark:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

"We rely on two vendors to supply substantially all of our merchandise...," page 10.
1. We note your response to our prior comment 4. Disclose the estimated period of time your inventory flow would be disrupted if any or both of your vendors were to cease supply of the raw materials before you could find alternative vendors. If the duration is material to your business, identify the vendors and file the agreements with them as exhibits.

Use of Proceeds, page 19
2. We note your response to our prior comment 5. Disclose the approximate dollar amount of the net proceeds you will allocate to each of the following:
* opening of new stores;
* remodeling of existing stores;
* working capital; and
* general corporate purposes.

We reissue the comment.

Capitalization, page 20
3. We are deferring the remainder of our review of this section and the Dilution section until they have been finalized. It is possible that we will have additional comments.

Seasonality and Quarterly Results, page 34
4. We have reviewed your response and subsequent revisions in response to our previous comment 2. Given the significant difference between net income and net income allocated to common stockholders, at a minimum, please disclose net income allocated to common stockholders as part of your presentation of Summary Consolidated Financial and Operating Data on page 4 and Seasonality and Quarterly Results on page 34.

Business

Intellectual Property and Trademarks, page 56
5. We note your response to our prior comment 10. Regarding the material patent license agreement, disclose the identity of the licensor as Tonyco, Inc. and the date of the agreement as March 12, 2001.

Certain Relationships and Related Party Transactions, page 70
6. We note your response to our prior comment 11. You should justify clearly the conclusion you have reached in your analysis that each of the related party transactions "is in the best interests" of the company. Absent such justification, consider including a discrete risk factor in the Risk Factor section that discusses the potential harm to the company resulting from such transactions in the past.




Financial Statements

Note (14) Stock Option Plan, page F-21
7. We reissue our previous comment 25. We will not evaluate this issue until the anticipated public offering price is known and the amount of the discrepancy between the price of these shares being offered and the exercise price of the options issued on March 16, 2004 and April 26, 2004 is determinable. In planning the timing of your offering, please recognize that it will take some time to evaluate your response once this information is received. As such, please provide us with this information in your next supplemental response as we may have further comments on this issue. To further facilitate our review, please provide a timeline, working backwards, detailing each reduction in fair value from August 12, 2004 -- the date you initially filed your Form S-1 -- to March 16, 2004, as well as an explanation for each decrease. We assume you will use the expected IPO price from August 12, 2004 to the present. Any change in this price between August 12, 2004 and the present should be addressed separately with the specific market factors that resulted in these changes identified. To further support this timeline, please provide us with detail, for the same period, of changes in the share price of the comparable public companies identified in the
appraisal provided.   These companies include The Gymboree
Corporation, The Children`s Place Retail Stores, Too, Inc. and Hot Topic, Inc. Finally, please tell us about any discussions you have had with your underwriters, prior to and throughout the offering process, regarding the pricing of these shares being offering and reconcile these discussions with the trend information requested above.

Exhibit A - Form of Legal Opinion
8. Please request counsel to confirm to us in writing that it concurs with our understanding that the reference to the "General Corporation Law of the State of Delaware" includes the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See www.sec.gov, Corporation Finance Current Issues Outline, November 12, 2000.

*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Hoffmeister, Staff Accountant, at (202) 942-1988, or Rufus Decker, Assistant Chief Accountant, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-1776, or Ellie Quarles at (202) 942-1859, or me at (202) 942-1900 with any other questions.



Sincerely,




H. Christopher Owings
Assistant Director



cc.	James H. Erlinger III, Esq.
	Bryan Cave LLP
	One Metropolitan Square
	211 North Broadway, Suite 3600
	St. Louis, Missouri 63102-2750
Build-A-Bear Workshop, Inc.
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